Exhibit 99.1

1700-700 West Pender Street Vancouver, BC V6C 1G8 Canada Tel: (604) 688-9368 Fax: (604) 688-9336 www.kobexminerals.com TSX-V: KXM ïNYSE-MKT: KXM

NEWS RELEASE

Kobex Minerals announces Executive Resignation

Vancouver, BC – May 31, 2013 – Kobex Minerals Inc. (the “Company” or “Kobex”) (TSX.V:KXM, NYSE MKT:KXM) – announces the resignation of Dr. Roman Shklanka as Executive Chairman of Kobex Minerals Inc.  As disclosed previously Dr. Shklanka has informed the Company he will not stand for re-election at the Company’s upcoming annual general and special meeting.  Dr. Shklanka will continue as a non-executive Director and Chairman of the Company until that date.

The Company wishes to thank Dr. Shklanka for his contribution to Kobex and wishes him success in his future endeavours.

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President
Tel: 604-688-9368 / Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”
Alfred Hills, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.